Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Olin Corporation
Commission File No.:  333-203990

The following press release by The Dow Chemical Company was issued on July 17, 2015.

Press Information The Dow Chemical Company Midland, MI 48674 dow.com

FOR IMMEDIATE RELEASE

Dow and Olin Achieve Milestone with Favorable IRS Private Letter Ruling For Proposed Chlor-Alkali and Derivatives Transaction

●	The favorable IRS private letter ruling satisfies one of the closing conditions to the pending transaction.

●
Represents an important milestone in the proposed tax-efficient Reverse Morris Trust transaction between Dow and Olin for a significant portion of Dow’s chlorine value chain, creating an industry leader with revenues approaching $7 billion.

●	Transaction is highly complementary to the strategic objectives of both companies, with substantial synergies and significant potential to unlock value for both Dow and Olin shareholders.

MIDLAND, Mich.– July 17, 2015 – The Dow Chemical Company (NYSE: DOW) announced today that it has received a favorable private letter ruling from the U.S. Internal Revenue Service with respect to the proposed transaction involving a significant portion of Dow’s chlorine value chain and Olin Corporation.

“This milestone underscores our ability to achieve tax efficiency for this landmark transaction that will enhance value for both Dow and Olin shareholders and advance Dow’s portfolio transformation,” said Andrew N. Liveris, Dow’s chairman and chief executive officer. “We are pleased to see this strategically significant transaction moving forward on schedule.”

As previously announced on March 27, 2015, Dow and Olin entered into a definitive agreement under which Dow will separate its U.S. Gulf Coast Chlor-Alkali and Vinyl, Global Chlorinated Organics and Global Epoxy businesses, and then merge these businesses with Olin in a Reverse Morris Trust transaction. The merger will result in Dow shareholders receiving at least a majority of the shares of Olin, with existing Olin shareholders owning the remaining shares. The transaction has a tax efficient consideration of $5 billion, and a taxable equivalent value of $8 billion to Dow and Dow shareholders.

“We are progressing toward our vision of becoming a low-cost global leader in chlor-alkali and derivatives and expanding our geographic and end-use market presence through an expanded portfolio, advantaged feedstocks, and the combined capabilities of Dow and Olin people to create value for our shareholders and customers,” said Joseph D. Rupp, Olin’s chairman and chief executive officer.

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The next transaction milestone is Olin shareholder approval. The transaction is expected to close by the end of 2015, subject to the completion of customary closing conditions. All required antitrust regulatory clearances have been achieved, including the U.S. clearance as announced on June 16, 2015 and other countries as announced by Olin on July 6, 2015.

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About Dow
Dow (NYSE: DOW) combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from the intersection of chemical, physical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2014, Dow had annual sales of more than $58 billion and employed approximately 53,000 people worldwide. The Company’s more than 6,000 product families are manufactured at 201 sites in 35 countries across the globe. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

About Olin Corporation
Olin Corporation is a manufacturer concentrated in three business segments: Chlor Alkali Products, Chemical Distribution and Winchester. Chlor Alkali Products, with eight U.S. manufacturing facilities and one Canadian manufacturing facility, produces chlorine and caustic soda, hydrochloric acid, hydrogen, bleach products and potassium hydroxide. Chemical Distribution manufactures bleach products and distributes caustic soda, bleach products, potassium hydroxide and hydrochloric acid. Winchester, with its principal manufacturing facilities in East Alton, IL and Oxford, MS, produces and distributes sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components, and industrial cartridges. Visit olin.com for more information on Olin.

Forward-Looking Statements
This communication includes forward-looking statements. These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate. These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014 and Olin’s Form 10-Q for the fiscal quarter ended March 31, 2015.

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These risks, as well as other risks associated with Olin, TDCC’s chlorine products business and the proposed transaction are also more fully discussed in the prospectus included in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Olin on July 16, 2015 and the preliminary proxy statement on Schedule 14A filed with the SEC by Olin on July 16, 2015. The forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

Additional Information and Where to Find It
In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4 containing a prospectus and Olin has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). Both Olin and Spinco expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder. However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015, and in its preliminary proxy statement filed with the SEC on July 16, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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For further information contact:

Rebecca Bentley The Dow Chemical Company +1.989.638.8568 rmbentley@dow.com	Larry Kromidas Olin Corporation +1.314.480.1452 lpkromidas@olin.com

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